FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 March 2010

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2009 CONSOLIDATED RESULTS - HIGHLIGHTS

·
Net operating income before loan impairment charges and other credit risk provisions down 4.8 per cent to HK$118,250 million (HK$124,264 million in 2008).

·
Pre-tax profit down 7.6 per cent to HK$62,563 million (HK$67,690 million in 2008).

·
Attributable profit down 8.9 per cent to HK$45,808 million (HK$50,306 million in 2008).

·
Return on average shareholders' equity of 21.2 per cent (24.3 per cent in 2008).

·
Assets up 1.9 per cent to HK$4,342 billion (HK$4,260 billion at the end of 2008).

·
Capital adequacy ratio of 16.1 per cent; core capital ratio of 12.2 per cent. (Capital adequacy ratio of 13.4 per cent; core capital ratio of 10.3 per cent at 31 December 2008).

·
Cost efficiency ratio of 44.1 per cent (42.1 per cent for 2008).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Results

Comment by Michael Geoghegan, Chairman

2009 was an extremely challenging year for the world economy. Asia was not immune from the effects of global recession, and it was a year of two distinct halves. Many economies were hit hard by falling trade and investment flows in the first part of the year. During the second half, conditions began to improve. Supported by effective stimulus and healthy employment levels, exports and domestic demand both saw a rebound.

Conditions for the banking sector also remained challenging. As a deposit-rich bank, we felt the considerable impact of low interest rates on our liability spreads. Demand for loans, trade finance and investment products was lower across Asia, but picked up again during the second half as economic conditions improved. Against continued uncertainty in the global banking landscape, Asia's banks continued to benefit from sound regulation. Many remained relatively healthy throughout the financial crisis and as a result competition from local and regional banks remains intense while several international banks are targeting emerging markets as a prime source of their recovery.

The Hongkong and Shanghai Banking Corporation Limited showed considerable resilience against these economic and competitive pressures. Our broad-based business model helped to limit the impact of the downturn and our pre-tax profit was HK$62,563 million, down 7.6 per cent on 2008. Excluding our Malaysian business, which was transferred into the group at the beginning of the year, pre-tax profit was down by 10.7 per cent.

We grew deposits, excluding our acquisitions in the year, by 9.9 per cent, showing the confidence savers have in our financial strength and brand. We limited lending growth during the early part of the year in line with our cautious approach to managing risk, but the second half provided opportunities for selective growth. We increased lending in mortgages and cards overall. We successfully expanded our presence as a leading bancassurer, with total insurance premiums increasing by 16.8 per cent. Global Banking and Markets continued to perform strongly. Customer numbers increased overall, positioning us well for future revenue growth.

We managed costs tightly and operating expenses fell compared with 2008. We continued to actively manage our risks, and loan impairment charges fell by 6.4 per cent across the region, underscoring the success of our approach. In India where loan impairment charges increased significantly, we took remedial action.

We continued to expand and integrate our operations across the region. In Vietnam, we became the first locally-incorporated bank, and in January this year we increased our shareholding in Bao Viet Holdings. In Taiwan, we made strong progress in integrating the operations of The Chinese Bank. In Indonesia, we completed our acquisition of Bank Ekonomi, which has nearly doubled our presence in the world's fifth most populous country to more than 200 branches in 27 cities. In India, we continued to integrate our retail brokerage unit IL&FS Investsmart, which we successfully rebranded as HSBC InvestDirect.

In mainland China, where we are the leading international bank, we expanded our network, reaching 98 HSBC-branded outlets in 22 cities by year-end. We were the first international bank to issue an offshore renminbi bond, and the first to settle cross-border renminbi trade transactions. Developing our relationships with strategic partners remains a principal pillar of our growth strategy and the market value of our strategic investments increased by US$11.3 billion in the year to US$25.4 billion. We expect to open our new mainland China headquarters in Shanghai during the first half of this year.

In Personal Financial Services, we reinforced our leading position in the Hong Kong mortgage and deposit markets. We grew customer numbers, particularly in HSBC Premier where they increased by 28.6 per cent. We continued to build our presence across the region, including in mainland China, and we expanded our product offering in wealth management to complement our strong positions in cards and loans. Pre-tax profit was 20.2 per cent lower, mainly because of deposit spread compression in the low interest rate environment. Loan impairments increased but the book remained healthy overall, with the exception of India and Indonesia where we experienced problems in the unsecured portfolios.

In Commercial Banking, we continued to focus on meeting the financial needs of SMEs and international business customers in the region, in line with our strategy. Customer confidence began to improve as the year progressed. Commercial Banking remained solidly profitable across the region despite the challenging economic conditions, and pre-tax profit was down 20.6 per cent overall. We increased our lending commitment to smaller businesses, growing our SME loan fund in Hong Kong to HK$20 billion and launching a new SME fund in Malaysia. We continued to see deposit inflows and gains in customer numbers across the region. Despite the impact of higher corporate failures in India credit quality remained stable overall, and loan impairment charges reduced by 4.9 per cent, led by improvements in Hong Kong.

Global Banking and Markets achieved another strong performance thanks to its clear strategy and well-balanced business model.  Pre-tax profits were down 3.7 per cent on the previous year. In Global Banking, performance was ahead of expectations across our main financing and investment banking activities. In Global Markets, our core businesses continued to perform strongly and we captured market opportunities, particularly in Rates and Credit. While we expect Balance Sheet Management revenues to reduce in 2010, our customer-focused business model means we are well positioned to maintain and build revenues in the region. We won a number of key industry awards including
Asiamoney
'
s
Best Domestic Debt House, and we led the 2009 Asia Debt Capital Markets league tables for market share in local currency bonds and Asia-Pacific ex-Japan bonds.

Thanks to the strength of the HSBC brand and our effective bancassurance model, our insurance business performed strongly during 2009, gaining share across the region. In Hong Kong, more than one in three people hold life insurance or a pension with HSBC. In India, our joint venture with Canara and Oriental Bank of Commerce generated market-leading premium growth for a start-up. In South Korea, we became the leading bancassurer.

2009 brought to a close one of the most momentous decades of growth and change that we have experienced in our 145 years of doing business in Asia. During these ten years, our number of outlets almost doubled to nearly 1,000, our total assets rose from HK$1,638 billion to HK$4,342 billion, and our pre-tax profit more than doubled.

It is an exciting time to be in Asia. This is why
I moved my principal office to Hong Kong in February this year, to manage the HSBC Group from the heart of the world's fastest-growing region. This move reflects our deep roots here, and also underscores our commitment to Asia's future.

On 1 February this year, I succeeded Vincent Cheng as Chairman of The Hongkong and Shanghai Banking Corporation Limited upon his retirement. In a career spanning 32 years, Vincent has made a huge and extremely valuable contribution to HSBC, including leading a significant expansion of our network in mainland China. I am delighted that we will continue to draw on Vincent's vast knowledge and experience as he continues to serve the Group as a Director on the Board of HSBC Holdings plc, and also as Chairman of HSBC Bank (China) Company Limited and HSBC Bank (Taiwan) Limited.

I would also like to congratulate Sandy Flockhart who, starting 1 February, is the Global Head of Personal and Commercial Banking. Sandy will also be in charge of the Group's operations and head office functions, as well as spearheading our continued expansion into Latin America and Africa. As CEO of The Hongkong and Shanghai Banking Corporation Limited for the past three years, Sandy has led the Group to new heights in Asia. He will continue this involvement through his new role as well as a Director of this Board and HSBC Holdings plc. Peter Wong will take up the role of Chief Executive after an excellent tenure as Executive Director Hong Kong and Greater China.

Looking ahead, Asia is playing an important role in leading the world out of recession, and will play an equally significant role in driving growth in the generation ahead. Within three years, the Asia-Pacific region is expected to overtake Europe and North America as home to the largest number of high net worth individuals in the world, with a combined wealth of US$13.5 trillion.  Meanwhile, the fast-growing corporate sector will demand access to broader and more sophisticated financial services and capital markets.

There are potential risks on the horizon, not least those of asset bubbles, higher inflation and the impact of withdrawing stimulus measures. The debate on regulatory change is also intensifying, but we are confident that we are well placed to meet the challenges, thanks to a number of core strengths. These include our prudent and transparent structure based largely upon separately capitalised local subsidiaries, our capital and liquidity strength, and our well-balanced and diversified business model.

Our unrivalled network and reach, our customer focus and our deep relationships across the region position us strongly and competitively for future growth in Asia. We will continue to grow organically in our target segments and markets, and we will review carefully the opportunities for acquisition and strategic partnerships that emerge.

Finally, I would like to say thank you to all of my colleagues. Throughout the 2009 roadshow and since returning to the region, I have been greatly impressed by your professionalism, your commitment and your vision of the future. I look forward to working with you all during 2010.

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Year ended 31 December 2009

Net interest income	30,935	27,484	13	58,432

Net fee income	19,119	11,159	-	30,278

Net trading income	8,427	12,112	(13)	20,526

Net income from financial instruments
designated at fair value	6,391	868	-	7,259

Gains less losses from financial investments	117	(248)	-	(131)

Dividend income	245	119	-	364

Net earned insurance premiums	28,566	2,829	-	31,395

Other operating income	9,791	1,746	(4,279)	7,258

Total operating income

	103,591	56,069	(4,279)	155,381

Net insurance claims incurred and movements in
policyholders' liabilities	(34,070)	(3,061)	-	(37,131)

Net operating income before loan impairment

charges and other credit risk provisions	69,521	53,008	(4,279)	118,250

Loan impairment charges and other credit
risk provisions	(3,875)	(7,360)	-	(11,235)

Net operating income

	65,646	45,648	(4,279)	107,015

Operating expenses	(28,918)	(27,554)	4,279	(52,193)

Operating profit

	36,728	18,094	-	54,822

Share of profit in associates and joint ventures	59	7,682	-	7,741

Profit before tax	36,787	25,776	-	62,563

Share of profit before tax	58.8%	41.2%	-	100%

Advances to customers	744,577	606,067	-	1,350,644

Customer accounts	1,984,872	959,667	-	2,944,539

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Year ended 31 December 2008

Net interest income	42,679	26,374	(8)	69,045

Net fee income	18,458	12,309	-	30,767

Net trading income	7,201	14,154	8	21,363

Net loss from financial instruments
designated at fair value	(9,607)	(1,375)	-	(10,982)

Gains less losses from financial investments	(2,848)	(128)	-	(2,976)

Dividend income	363	489	-	852

Net earned insurance premiums	25,351	1,535	-	26,886

Other operating income	6,525	1,222	(3,671)	4,076

Total operating income

	88,122	54,580	(3,671)	139,031

Net insurance claims incurred and movements in
policyholders' liabilities	(14,981)	214	-	(14,767)

Net operating income before loan impairment

charges and other credit risk provisions	73,141	54,794	(3,671)	124,264

Loan impairment charges and other credit
risk provisions	(5,837)	(6,163)	-	(12,000)

Net operating income

	67,304	48,631	(3,671)	112,264

Operating expenses	(28,811)	(27,123)	3,671	(52,263)

Operating profit

	38,493	21,508	-	60,001

Share of profit in associates and joint ventures	120	7,569	-	7,689

Profit before tax	38,613	29,077	-	67,690

Share of profit before tax	57.0%	43.0%	-	100%

Advances to customers	747,742	538,403	-	1,286,145

Customer accounts	1,791,056	785,028	-	2,576,084

Results by Geographic Customer Group

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2009

Net interest income/(expense)	20,039	7,274	8,912	-	(4,367)	(923)	30,935

Net fee income	10,933	4,106	3,760	-	320	-	19,119

Net trading income	1,091	718	6,226	-	(529)	921	8,427

Net income/(loss) from financial
instruments designated at
fair value	5,650	(359)	1,072	-	26	2	6,391

Gains less losses from
financial investments	623	136	(661)	-	19	-	117

Dividend income	5	11	71	-	158	-	245

Net earned insurance premiums	24,512	3,926	128	-	-	-	28,566

Other operating income	2,680	498	439	-	8,042	(1,868)	9,791

Total operating income

	65,533	16,310	19,947	-	3,669	(1,868)	103,591

Net insurance claims
incurred and movement in
policyholders' liabilities	(30,840)	(3,142)	(88)	-	-	-	(34,070)

Net operating income before

loan impairment charges and
other credit risk provisions	34,693	13,168	19,859	-	3,669	(1,868)	69,521

Loan impairment charges and
other credit risk provisions	(1,575)	(1,301)	(1,004)	-	5	-	(3,875)

Net operating income

	33,118	11,867	18,855	-	3,674	(1,868)	65,646

Operating expenses	(12,138)	(4,469)	(7,361)	-	(6,818)	1,868	(28,918)

Operating profit/(loss)

	20,980	7,398	11,494	-	(3,144)	-	36,728

Share of profit in associates
and joint ventures	40	10	11	-	(2)	-	59

Profit/(loss) before tax	21,020	7,408	11,505	-	(3,146)	-	36,787

Share of profit/(loss) before tax	33.6%	11.8%	18.4%	-	(5.0)%	-	58.8%

Advances to customers	340,177	218,808	170,527	-	15,065	-	744,577

Customer accounts	1,290,680	481,904	206,657	-	5,631	-	1,984,872

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2008

Net interest income/(expense)	26,326	11,664	11,853	2	(6,657)	(509)	42,679

Net fee income	11,225	4,271	2,837	-	125	-	18,458

Net trading income	1,193	620	4,868	-	87	433	7,201

Net (loss)/income from financial
instruments designated at
fair value	(10,051)	(79)	300	-	147	76	(9,607)

Gains less losses from
financial investments	1,220	250	(605)	-	(3,713)	-	(2,848)

Dividend income	27	17	169	-	150	-	363

Net earned insurance premiums	23,719	1,456	159	-	17	-	25,351

Other operating income	1,030	297	348	-	7,095	(2,245)	6,525

Total operating income

	54,689	18,496	19,929	2	(2,749)	(2,245)	88,122

Net insurance claims
incurred and movement in
policyholders' liabilities	(13,792)	(1,070)	(107)	-	(12)	-	(14,981)

Net operating income before

loan impairment charges and
other credit risk provisions	40,897	17,426	19,822	2	(2,761)	(2,245)	73,141

Loan impairment charges and
other credit risk provisions	(1,044)	(2,605)	(2,198)	-	10	-	(5,837)

Net operating income

	39,853	14,821	17,624	2	(2,751)	(2,245)	67,304

Operating expenses	(13,131)	(4,578)	(7,062)	-	(6,285)	2,245	(28,811)

Operating profit/(loss)

	26,722	10,243	10,562	2	(9,036)	-	38,493

Share of profit in associates
and joint ventures	34	5	6	-	75	-	120

Profit/(loss) before tax	26,756	10,248	10,568	2	(8,961)	-	38,613

Share of profit/(loss) before tax	39.5%	15.1%	15.6%	-	(13.2)%	-	57.0%

Advances to customers	321,220	235,065	177,543	-	13,914	-	747,742

Customer accounts	1,123,789	425,237	239,212	-	2,818	-	1,791,056

Rest of Asia-Pacific		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2009

Net interest income/(expense)	11,568	6,248	10,213	121	171	(837)	27,484

Net fee income	4,296	2,569	4,388	51	(145)	-	11,159

Net trading income	613	1,040	9,412	98	112	837	12,112

Net income/(loss) from
financial instruments
designated at fair value	851	8	(13)	-	22		868

Gains less losses from
financial investments	41	18	(111)	-	(196)	-	(248)

Dividend income	1	-	1	-	117	-	119

Net earned insurance premiums	2,613	216	-	-	-	-	2,829

Other operating income	519	514	254	16	682	(239)	1,746

Total operating income

	20,502	10,613	24,144	286	763	(239)	56,069

Net insurance claims
incurred and movement in
policyholders' liabilities	(2,947)	(114)	-	-	-	-	(3,061)

Net operating income before

loan impairment charges and
other credit risk provisions	17,555	10,499	24,144	286	763	(239)	53,008

Loan impairment charges and
other credit risk provisions	(5,028)	(2,150)	(173)	-	(9)	-	(7,360)

Net operating income

	12,527	8,349	23,971	286	754	(239)	45,648

Operating expenses	(14,260)	(4,934)	(7,334)	(358)	(907)	239	(27,554)

Operating profit/(loss)

	(1,733)	3,415	16,637	(72)	(153)	-	18,094

Share of profit in associates
and joint ventures	1,106	4,393	2,181	-	2	-	7,682

Profit/(loss) before tax	(627)	7,808	18,818	(72)	(151)	-	25,776

Share of profit/(loss) before tax	(1.0)%	12.5%	30.1%	(0.1)%	(0.3)%	-	41.2%

Advances to customers	235,994	175,335	187,365	5,892	1,481	-	606,067

Customer accounts	369,347	234,637	340,796	13,824	1,063	-	959,667

Rest of Asia-Pacific		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Year ended 31 December 2008

Net interest income/(expense)	11,376	6,294	11,222	41	1,160	(3,719)	26,374

Net fee income	4,092	2,519	5,482	83	133	-	12,309

Net trading income	377	783	9,499	165	(389)	3,719	14,154

Net (loss)/income from financial
instruments designated at
fair value	(1,343)	2	(34)	-	-	-	(1,375)

Gains less losses from
financial investments	8	-	34	-	(170)	-	(128)

Dividend income	-	-	4	-	485	-	489

Net earned insurance premiums	1,342	193	-	-	-	-	1,535

Other operating income	376	544	234	22	296	(250)	1,222

Total operating income

	16,228	10,335	26,441	311	1,515	(250)	54,580

Net insurance claims
incurred and movement in
policyholders' liabilities	322	(108)	-	-	-	-	214

Net operating income before

loan impairment charges and
other credit risk provisions	16,550	10,227	26,441	311	1,515	(250)	54,794

Loan impairment charges and
other credit risk provisions	(4,581)	(1,025)	(556)	-	(1)	-	(6,163)

Net operating income

	11,969	9,202	25,885	311	1,514	(250)	48,631

Operating expenses	(14,111)	(4,653)	(7,175)	(326)	(1,108)	250	(27,123)

Operating profit/(loss)

	(2,142)	4,549	18,710	(15)	406	-	21,508

Share of profit in associates
and joint ventures	934	4,362	2,207	-	66	-	7,569

Profit/(loss) before tax	(1,208)	8,911	20,917	(15)	472	-	29,077

Share of profit/(loss) before tax	(1.8)%	13.2%	30.9%	-	0.7%	-	43.0%

Advances to customers	182,233	145,837	203,108	6,009	1,216	-	538,403

Customer accounts	281,106	169,808	316,716	13,925	3,473	-	785,028

Hong Kong
reported profit before tax of HK$36,787 million, a decrease of 4.7 per cent over 2008 primarily due to the fall in net interest income which was partly offset by increased trading income and lower loan impairment charges.

Net interest income decreased by HK$11,744 million, or 27.5 per cent, compared with 2008 as falling interest rates in the second half of 2008 impacted all business lines throughout 2009. In Personal Financial Services and Commercial Banking the relatively lower funding cost of the asset book and the increase in customer deposits of 14.4 per cent was more than offset by the year-on-year narrowing of interest rate spreads which impacted the overall margin.

In Personal Financial Services the mortgage book continued to perform strongly, with HSBC maintaining the number one position in Hong Kong for new business in 2009. The average loan-to-value ratio was 58.3 per cent in respect of new business. In Commercial Banking customer loans and advances fell by 6.9 per cent as market demand reduced and trade fell. However, there was an increase in trade volumes and lending activities in the second half of the year. Despite the challenging environment, HSBC continued to support local businesses. The group provided access to funds and launched a HK$4 billion SME fund in December 2008. This was increased a number of times during 2009 and now stands at HK$20 billion. The take-up of the fund was 100 per cent at 31 December, benefiting some 8,600 customers. HSBC also launched Green Financing, the first product in Hong Kong to specifically target the financing of capital investments which have a positive environmental impact, offering an interest rebate and principal repayment flexibility.

Global Banking and Markets net interest income decreased as falling interest rates impacted the Payments and Cash Management business. This was partly offset by improved spread in the Credit and Lending businesses.

Net fee income increased by HK$661 million, or 3.6 per cent, over 2008 as the improvement in the equity markets in the second half of 2009 was reflected in increased demand for services and confidence in wealth management products strengthened. Income from retail brokerage was significantly higher than 2008 with increased IPO activity in the second half of 2009 reflecting improved sentiment and a market rally. In addition, income in the primary debt markets was very strong and HSBC was ranked number one in Asia's local currency markets and in total issuance in Asia-Pacific excluding Japan. A decline in trade-related fee income reflected lower volumes in response to the challenging global environment. However, there was a recovery in trade activity in the second half of the year.

Net trading income increased by HK$1,226 million, or 17.0 per cent compared to 2008 as a result of increased volatility and risk adversity in the first half of 2009. This led to better margins on market-making activities across all asset classes primarily Rates and Credit. In addition, the non-recurrence of the write-down of a monoline exposure in 2008 contributed to the year-on-year improvement. However, in 2009 there was a reduction in foreign exchange trading contribution compared to a record high in 2008 and a change in the fair value movement in own credit spread.

Gains less losses from financial investments increased by HK$2,965 million mainly due to the non-recurrence of impairments against available-for-sale equity investments in 2008 following declines in market valuations.

Income from insurance business
(included within 'Net interest income', 'Net fee income', 'Net income from financial instruments designated at fair value', 'Net earned insurance premiums', the change in present value of in-force business within 'Other operating income', and after deducting 'Net insurance claims incurred and movement in policyholders' liabilities')
increased by 98.1 per cent compared with 2008. The increase was largely driven by strong new business growth and positive investment returns. Active management of the investment portfolio, shifted the mix from equities into bonds (excluding unit-linked) and resulted in higher net interest income and more stable returns in 2009.
The positive movement in fair value which was primarily driven by equity market-related gains in unit-linked insurance products was largely offset by a corresponding increase in
'Net insurance claims incurred and movement in policyholders' liabilities'
to reflect the extent to which unit-linked policyholders participate in the investment performance experienced on the linked investment portfolio
.

Insurance premiums increased by 12.7 per cent due to strong sales of regular premium insurance products, notably annuity based retirement products and unit-linked products, together with the launch of a high net worth life insurance product. In Hong Kong, the group (including Hang Seng Bank) became market leaders with a 30.8 per cent market share at the end of the third quarter of 2009 (up from 23.8 per cent in 2008) in individual life new business (regular premiums).

Loan impairment charges and other credit risk provisions decreased by HK$1,962 million during the year as a result of an improved credit environment following a significant downturn in the second half of 2008. The levels of corporate default experienced in 2008 were not repeated in 2009, contributing to improvement in loan impairment charges and credit risk provisions in both Global Banking and Markets and Commercial Banking. There was also a reduction of impairment charges against available-for-sale debt securities. In Personal Financial Services, loan impairment charges increased by HK$531 million, due to an increase in the collective impairment charges on the credit card portfolio. The mortgage book is well secured with a loan to value ratio of 38.4 per cent which has resulted in very low impairment charges.

Operating expenses were HK$107 million, or 0.4 per cent higher than 2008 as a result of a marginal increase in staff costs within Global Banking and Markets due to an increase in performance-related pay reflecting improved performance. In Personal Financial Services and Commercial Banking, staff costs were lower as a result of a reduction in staff numbers and reduced performance-related pay. Non-staff costs fell as marketing expenditure was reduced, although this started to rise in the second half of the year. The group's move towards increased online transactions also contributed to sales generation at a lower cost which is reflected in the reduced expenses.

During the year the group won a number of awards. Personal Financial Services awards included 21 from the various card schemes including the most prestigious Bank of the Year Awards from both Visa and MasterCard. In respect of Commercial Banking, HSBC's position as a leading commercial bank has been recognised by various awards, including The Best Trade Finance Bank from
FinanceAsia
for 12 consecutive years, Best Bank for Cash Management in Asia from
Global Finance
for seven consecutive years, and the SME's Best Partner Award from the Hong Kong Chamber of Small and Medium Business Ltd for four consecutive years. The group's direct channel market leading capability contributed to being awarded Best Corporate Internet bank for Asia-Pacific from
Global Finance
in 2009.

Rest of Asia-Pacific
reported profit before tax of HK$25,776 million which was 11.4 per cent lower than 2008. This was primarily as a result of a fall in net fee income and net trading income and an increase in loan impairment charges.

Net interest income increased by HK$1,110 million, or 4.2 per cent. Excluding HSBC Bank Malaysia which was transferred into the group in January, and PT Bank Ekonomi Raharja Tbk ('Bank Ekonomi') which was acquired in May, net interest income fell by HK$2,161 million, or 8.2 per cent.

Most countries within Asia-Pacific saw a fall in net interest income compared to last year but this was offset by increases in Australia and South Korea as a result of improvements in local market positions. There were significant decreases in India, Taiwan, mainland China and Singapore as the low interest rate environment affected all customer groups.

Despite the challenging economic environment, HSBC continued to expand in the region positioning itself for a change in the external market conditions. In mainland China, 19 HSBC outlets, eight Rural bank outlets and four Hang Seng outlets were opened during the year, resulting in 98 HSBC branded outlets, 11 Rural bank outlets and 38 Hang Seng Bank outlets. In Indonesia, the acquisition of Bank Ekonomi increased our branch presence to over 200 outlets in 27 cities.

Customer deposits remained strong. Personal Financial Services was successful in attracting deposits and the acquisition of Premier customers within the region was notable, with a 35 per cent increase in customer numbers to over 580,000 in total. In Commercial Banking, customer deposit balances grew following the acquisitions of Bank Ekonomi in Indonesia and the transfer of HSBC Bank Malaysia Berhad into the group in the first half of the year.

Net fee income was HK$1,150 million, or 9.3 per cent, lower than 2008 reflecting a reduction in fees earned by Securities Services and Asset Management, a result of a drop in assets under custody and administration, notably in Singapore. However, this was partly offset by increases within Personal Financial Services and Commercial Banking. In Personal Financial Services, the increased sales focus on wealth management products and improved sentiment in equity markets in the second half of the year contributed to the 5.0 per cent rise in fee income.  Commercial Banking net fee income was comparable to last year due to an increase in trade services in Malaysia (due to the transfer in of HSBC Bank Malaysia Berhad), Singapore and Bangladesh; cash management in Vietnam and Indonesia; and returning confidence in wealth management products towards the end of the year. In addition, Commercial Banking took various steps to capture cross-border business and continued to benefit from HSBC's international business reach and Amanah branches in Asia. Significant referral growth was seen in Greater China where cross border referral numbers doubled compared to the previous year.

Net trading income decreased by HK$2,042 million, or 14.4 per cent, as a result of a fall in net interest income on trading activities. In addition, income trends within the region diverged. In mainland China, trading income fell as expectation of an improvement in the economy impacted long-term bond yields. However, in South Korea trading income increased as opportunities arose from market-making and client hedging activities. Foreign exchange and Rates revenues declined across most of the region, reflecting low market volatility, though Credit trading performance was strong, particularly in mainland China, Japan and Singapore.

Net insurance income increased by 54.7 per cent primarily as a result of increased insurance premiums. Sales growth was particularly strong in Singapore following the launch of new products, including a high net worth life insurance product and a single premium guaranteed saver product.

Loan impairment charges increased by HK$1,197 million, or 19.4 per cent, compared to 2008 as the credit conditions continued to deteriorate in parts of the region, notably in India.

In Personal Financial Services, loan impairment charges rose by 9.8 per cent to HK$5,028 million primarily in India and Indonesia where the unsecured portfolios continued to incur high delinquencies. However, through a number of risk management initiatives, the loan impairment charges related to the unsecured portfolios in India reduced in the second half of the year. With the exception of India and Indonesia, loan impairment charges in the region remained relatively low indicating that the early credit risk measures taken in 2008 were effective.

In Commercial Banking the increase in loan impairment charges of HK$1,125 million reflected a rise in corporate default as the economic downturn took effect. While significant deterioration was experienced in India in the first half of the year, the charge in the second half of the year was much lower. Overall credit quality in the region is relatively stable as a result of governments' economic stimulus packages feeding through into the real economy, together with liquidity improvements and actions taken by customers to adapt to the difficult circumstances.

Operating expenses have increased slightly by HK$431 million. The increase includes additional costs as a result of including HSBC Bank Malaysia and Bank Ekonomi for the first time. However, cautious cost management has resulted in lower administrative costs and marketing expenditure. These were broadly offset by investment to support the ongoing development of infrastructure in the region including branch expansion in mainland China, Vietnam and Malaysia, the integration of Bank Ekonomi and a full year's cost associated with The Chinese Bank in Taiwan and HSBC InvestDirect in India.

In an effort to improve operational efficiencies and reduce costs, the number of transactions completed through direct channels, including internet banking, telephone services and self-service machines is now more than 55 per cent.

Profit from associates and joint ventures includes results from Bank of Communications and Industrial Bank.

Consolidated Income Statement

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2009	2008

Interest income	82,550	125,864
Interest expense	(24,118)	(56,819)
Net interest income	58,432	69,045
Fee income	35,583	37,751
Fee expense	(5,305)	(6,984)
Net fee income	30,278	30,767
Net trading income	20,526	21,363
Net income/ (loss) from financial instruments
designated at fair value	7,259	(10,982)
Gains less losses from financial investments	(131)	(2,976)
Dividend income	364	852
Net earned insurance premiums	31,395	26,886
Other operating income	7,258	4,076
Total operating income	155,381	139,031
Net insurance claims incurred and
movement in policyholders' liabilities	(37,131)	(14,767)
Net operating income before loan
impairment charges and other credit
risk provisions	118,250	124,264
Loan impairment charges and other
credit risk provisions	(11,235)	(12,000)
Net operating income	107,015	112,264
Employee compensation and benefits	(28,585)	(28,132)
General and administrative expenses	(19,527)	(20,690)
Depreciation of property, plant and
equipment	(2,904)	(2,609)
Amortisation of intangible assets	(1,177)	(832)
Total operating expenses	(52,193)	(52,263)
Operating profit	54,822	60,001
Share of profit in associates and
joint ventures	7,741	7,689
Profit before tax	62,563	67,690
Tax expense	(11,919)	(12,710)
Profit for the year	50,644	54,980

Profit attributable to shareholders	45,808	50,306
Profit attributable to minority interests	4,836	4,674

Consolidated Statement of Comprehensive Income

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2009	2008

Profit for the year	50,644	54,980

Available-for-sale investments:
- fair value changes taken to equity	31,250	(46,506)
- fair value changes transferred to the income statement
on disposal	(1,174)	(1,709)
- fair value changes transferred to the income statement
on impairment	472	2,682
- fair value changes transferred to the income statement
on hedged items due to hedged risk	483	(1,973)
- income taxes	(1,241)	587

Cash flow hedges:
- fair value changes taken to equity	1,650	4,182
- fair value changes transferred to the income statement	(3,026)	(2,652)
- income taxes	204	(210)

Property revaluation:
- fair value changes taken to equity	808	1,946
- income taxes	(59)	(214)

Share of changes in equity of associates and joint ventures	212	97
Exchange differences	5,344	(6,996)
Actuarial losses on post-employment benefits
- before income taxes	3,606	(6,194)
- income taxes	(559)	953
	37,970	(56,007)

Total comprehensive income for the year, net of tax	88,614	(1,027)

Total comprehensive income for the year

attributable to:
- shareholders	81,588	(1,968)
- minority interests	7,026	941
	88,614	(1,027)

Consolidated Statement of Financial Position

At 31 December

At 31 December

Figures in HK$m	2009	2008

ASSETS

Cash and short-term funds	892,175	597,572
Items in the course of collection from other
banks	15,528	13,949
Placings with banks maturing after one month	107,070	55,569
Certificates of deposit	37,388	57,078
Hong Kong SAR Government certificates
of indebtedness	135,414	119,024
Trading assets	322,731	493,670
Financial assets designated at fair value	48,087	40,553
Derivatives	235,171	453,923
Advances to customers	1,350,644	1,286,145
Financial investments	882,689	586,161
Amounts due from Group companies	134,511	378,662
Investments in associates and joint ventures	53,683	48,270
Goodwill and intangible assets	25,069	16,181
Property, plant and equipment	36,327	35,885
Deferred tax assets	2,668	1,699
Retirement benefit assets	292	84
Other assets	62,256	75,931

Total assets

	4,341,703	4,260,356

LIABILITIES

Hong Kong SAR currency notes in circulation

	135,414	119,024
Items in the course of transmission to other
banks	22,960	31,334
Deposits by banks	111,206	196,674
Customer accounts	2,944,539	2,576,084
Trading liabilities	154,366	210,587
Financial liabilities designated at fair value	36,709	39,926
Derivatives	232,846	466,204
Debt securities in issue	43,396	48,800
Retirement benefit liabilities	3,922	7,486
Amounts due to Group companies	50,842	51,244
Other liabilities and provisions	55,982	63,319
Liabilities under insurance contracts issued	144,928	113,431
Current tax liabilities	4,119	3,270
Deferred tax liabilities	7,358	4,433
Subordinated liabilities	21,181	19,184
Preference shares	101,208	92,870

Total liabilities

	4,070,976	4,043,870

	At 31 December	At 31 December
Figures in HK$m	2009	2008

EQUITY
Share capital	22,494	22,494
Other reserves	75,213	36,863
Retained profits	139,231	123,085
Proposed fourth interim dividend	8,850	11,170
Total shareholders’ equity	245,788	193,612
Minority interests	24,939	22,874
	270,727	216,486
Total equity and liabilities	4,341,703	4,260,356

Consolidated Statement of Changes in Equity

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Share capital
At beginning and end of year	22,494	22,494

Retained profits
At beginning of year	123,085	107,908
Dividends to shareholders	(26,520)	(31,170)
Other movements	257	17
Transfers	(8,539)	(302)
Total comprehensive income for the year	50,948	46,632
	139,231	123,085

Other reserves
Property revaluation reserve
At beginning of year	8,578	6,995
Other movements	(16)	-
Transfers	(542)	(430)
Total comprehensive income for the year	573	2,013
	8,593	8,578

Available-for-sale investment reserve
At beginning of year	15,103	58,757
Other movements	(11)	29
Transfers	73	(158)
Total comprehensive income/(expense) for the year	28,220	(43,525)
	43,385	15,103

Cash flow hedging reserve
At beginning of year	1,833	677
Other movements	-	-
Transfers	7	(10)
Total comprehensive (expense)/income for the year	(992)	1,166
	848	1,833

Foreign exchange reserve
At beginning of year	1,666	8,887
Transfers	2,673	1,279
Total comprehensive income/(expense) for the year	2,659	(8,500)
	6,998	1,666

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Other reserves
At beginning of year	9,683	8,636
Movement in respect of share-based payment arrangements	586	629
Transfers	6,328	(379)
Other movements	(1,388)	551
Total comprehensive income for the year	180	246
	15,389	9,683

Total shareholders equity
At beginning of year	182,442	214,354
Dividends to shareholders	(26,520)	(31,170)
Movement in respect of share-based payment arrangements	586	629
Other movements	(1,158)	597
Total comprehensive income/(expense) for the year	81,588	(1,968)
	236,938	182,442

Minority interests
At beginning of year	22,874	25,080
Dividends to shareholders	(4,830)	(4,664)
Movement in respect of share-based payment arrangements	37	40
Other movements	(168)	1,477
Total comprehensive income for the year	7,026	941
	24,939	22,874

Total equity
At beginning of year	205,316	239,434
Dividends to shareholders	(31,350)	(35,834)
Movement in respect of share-based payment arrangements	623	669
Other movements	(1,326)	2,074
Total comprehensive income/(expense) for the year	88,614	(1,027)
	261,877	205,316

Consolidated Cash Flow Statement

	Year ended	Year ended
	31December	31December
Figures in HK$m	2009	2008

Operating activities

Cash generated from/(used in) operations

	123,789	(75,489)
Interest received on financial investments	15,420	17,548
Dividends received on financial investments	306	697
Dividends received from associates	2,565	3,005
Taxation paid	(10,239)	(14,586)

Net cash (outflow)/ inflow from operating activities	131,841	(68,825)

Investing activities
Purchase of financial investments	(533,217)	(632,954)
Proceeds from sale or redemption of financial
investments	423,421	570,372
Purchase of property, plant and equipment	(1,984)	(3,269)
Proceeds from sale of property, plant and equipment and assets held for sale	1,848	218
Purchase of other intangible assets	(1,271)	(1,757)
Net cash inflow/(outflow) in respect of the acquisition
of and increased shareholding in subsidiary companies	15,271	(1,240)
Net cash inflow in respect of the purchase of
interests in business portfolios	-	13,992
Net cash outflow in respect of the purchase of
interests in associates and joint ventures	(43)	(2,643)
Net cash inflow/(outflow) from the sale of interests in business portfolios	251	(33)
Proceeds from the sale of interests in associates	20	-
Net cash outflow from investing activities	(95,704)	(57,314)

Net cash inflow/(outflow) before financing	36,137	(126,139)

Financing
Issue of preference share capital	8,282	3,113
Change in minority interests	(160)	1,893
Repayment of subordinated liabilities	(659)	-
Issue of subordinated liabilities	-	296
Ordinary dividends paid	(28,840)	(26,500)
Dividends paid to minority interests	(4,830)	(4,664)
Interest paid on preference shares	(4,034	(5,752)
Interest paid on subordinated liabilities	(741)	(1,039)
Net cash outflow from financing	(30,982)	(32,653)

Increase/(decrease) in cash and cash equivalents	5,155	(158,792)

Additional Information

1. Net interest income

	Year ended	Year ended
	31 December	31 December
Figures in HK$m	2009	2008

Net interest income	58,432	69,045
Average interest-earning assets	3,047,570	2,926,332
Net interest spread	1.86%	2.21%
Net interest margin	1.92%	2.36%

Net interest income
declined by HK$10,613 million or 15.4 per cent compared to 2008 primarily as a result of a decline in interest rates.  Net interest income was affected by the continuous compression of deposit spreads, repricing of assets at lower rates and a change in asset mix with deployment of funds to high quality but lower yielding assets.

Average interest-earning assets
increased by HK$121,238 million or 4.1 per cent compared to 2008. Excluding HSBC Bank Malaysia Berhad which was transferred into the group at the start of 2009 and the acquisition of Bank Ekonomi in the first half of 2009, interest earning assets increased by HK$2,546 million. Financial investments increased as the commercial surplus was redeployed from interbank placements to lower risk treasury bills, government bonds and debt securities.

Net interest margin
decreased to 1.92 per cent, a reduction of 44 basis points when compared to 2008. The decline in interest margin is in line with the overall fall in interest rates, which resulted in the repricing of assets off lower yield curves. Net interest spread declined by 35 basis points to 1.86 per cent, while the contribution of net free funds decreased by nine basis points to six basis points.

In
Hong Kong
, the bank recorded a drop in net interest margin of 75 basis points to 1.52 per cent.  Net interest spread decreased by 77 basis points to 1.53 per cent on the back of declining HIBOR and LIBOR resulting in a further compression of deposit spreads. The adverse impact was moderated by a growth in customer accounts, an increase in residential mortgages on the back of a strong property market and improved lending spreads from lower cost of funds and repricing of portfolios.

At
Hang Seng Bank
, the net interest margin declined by 48 basis points to 2.11 per cent while the net interest spread declined by 28 basis points to 2.06 per cent. Net interest spread declined due to narrowing deposit spreads and the repricing of assets as interest rates fell. While average interest-earning assets increased, funds were deployed to high quality but low yield liquid assets to reduce risk. The benefit of net free funds decreased by 20 basis points to 0.05 per cent as a consequence of a low interest rate environment
.

In the
Rest of Asia-Pacific
, net interest margin was 2.19 per cent, 10 basis points higher than 2008.  Net interest spread widened by 21 basis points to 1.99 per cent. Excluding HSBC Bank Malaysia Berhad and Bank Ekonomi, net interest margin increased by three basis points. In Australia, net interest margin increased benefiting from a rising interest rate environment, repricing initiatives and growth in banking book assets, in particular residential mortgages. South Korea also reported a higher margin primarily due to lower cost of funds.

2. Net fee income

Figures in HK$m	2009	2008

Account services	2,181	2,027
Credit facilities	2,025	1,767
Trade finance	3,744	3,970
Remittances	2,059	1,900
Securities/stockbroking	8,628	9,734
Cards	5,673	5,308
Insurance	478	617
Unit trusts	1,719	2,374
Funds under management	3,327	3,969
Other	5,749	6,085

Fee income	35,583	37,751

Fee expense	(5,305)	(6,984)

	30,278	30,767

Net fee income
was HK$489 million or 1.6 per cent lower than in 2008.

Unit trusts income declined 27.6 per cent, as cautious investment sentiment in 2009 led to lower demand for wealth management products. Falling sales in new unit trusts and investment funds, particularly in Hong Kong, resulted in a drop in subscription fees and commissions, although this moderated in the second half of the year.

Income from funds under management decreased 16.2 per cent as a result of lower sales in new funds and declining returns amidst market volatility during 2009, notably in Hong Kong. As a result, a reduction in the value of assets under management held by the group led to lower fees received.

Similarly, securities and stockbroking income fell as lower income was generated from securities services due to unfavourable conditions in 2009, particularly in Hong Kong, Japan, South Korea and Taiwan. However, the stockbroking business reported higher commissions from increased trading in Hong Kong, along with increased IPO opportunities in the second half of 2009.
3. Net trading income

Figures in HK$m	2009	2008

Dealing profits	16,275	13,462

Net loss from hedging activities	(23)	(73)

Net interest income on trading assets and liabilities	3,853	7,215

Dividend income from trading securities	421	759

	20,526	21,363

Net trading income
decreased HK$837 million or 3.9 per cent in 2009.

Interest on trading assets and liabilities declined 46.6 per cent from reduced holdings of trading debt securities, notably in Hong Kong and Australia. The reduction also reflected the low interest rate environment experienced throughout 2009.

Dealing profits increased 20.9 per cent, partially due to the non-recurrance of a write-down recognised last year and a revaluation gain on certain held-for-trading equity investments in 2009. Excluding these, improved market positions and trading opportunities led to higher trading revenues in Hong Kong especially on bonds, partially offset by lower foreign exchange trading income. In the Rest of Asia-Pacific, lower profits in India mainly reflected fewer trading opportunities as market volatility subsided in the latter part of 2009, coupled with a decline in client trading volume. Mainland China was affected by rising bond yields as the market anticipated a fast economic recovery and future inflation which led to higher revaluation losses on renminbi trading bonds.

4. Gains less losses from financial investments

Figures in HK$m	2009	2008

Gains on disposal of available-for-sale securities	1,191	1,807
Impairment of available-for-sale equity investments	(1,322)	(4,783)
	(131)	(2,976)

Impairment of available-for-sale equity investments decreased HK$3,461 million in 2009, which was attributable to the non-recurrence of the write-downs of strategic investments in 2008 and improving market conditions more generally.

During the year, the group realised gains on the disposal of certain investments including Visa shares.  However, this was less than the gain recognised in 2008, which included income on the sale of MasterCard shares.

5. Other operating income

Figures in HK$m	2009	2008

Rental income from investment properties	169	153
Movement in present value of in-force
insurance business	2,888	823
Gains on investment properties	262	11
Profit/(loss) on disposal of property, plant
and equipment, and assets held for sale	696	(63)
Loss on disposal of subsidiaries,
associates and business portfolios	(6)	(96)
(Deficit)/surplus arising on property revaluation	(143)	60
Other	3,392	3,188
	7,258	4,076

The movement in the present value of in-force insurance business increased substantially in 2009, primarily due to a growth in new business, including the launch of a new high net worth product and higher projected fee income on unit-linked funds.

'Other' mainly consisted of recoveries of IT and other operating costs that were incurred on behalf of fellow HSBC Group companies.  It also included gains on acquired loans from The Chinese Bank and Bank Ekonomi.

The profit on disposal of property, plant and equipment mainly represented a gain realised from the sale of property in Hong Kong in late 2009.

6. Insurance income
Included in the consolidated income statement are the following revenues earned by the insurance business:

Figures in HK$m	2009	2008

Net interest income	4,691	3,369
Net fee income	768	1,159
Net trading loss	(8)	(126)
Net income/(loss) from financial instruments
designated at fair value	6,150	(11,471)
Gains less losses from financial investments	(7)	(1,468)
Dividend income	29	1
Net earned insurance premiums	31,395	26,886
Movement in present value of in-force business	2,888	823
Other operating income	29	307
	45,935	19,480
Net insurance claims incurred and movement
in policyholders' liabilities	(37,131)	(14,767)

Net operating income	8,804	4,713

Net interest income increased 39.2 per cent as a result of a change in the portfolio mix towards bond investments and a growth in funds under management. Net fee income declined 33.7 per cent due to increased fee expenses through higher commissions paid in respect of higher sales in life and non-life insurance products during the year, together with higher investment management fees as fund sizes increased.

Gains less losses from financial investments in the insurance business included a non-recurring significant write-down of a strategic investment in 2008. Changes in the fair value of assets supporting linked insurance contracts are reported in 'Net income from financial instruments designated at fair value', but with offsetting movements in the value of those contracts in 'Net insurance claims incurred and movement in policyholders' liabilities'.

Net earned insurance premiums rose 16.8 per cent, reflecting growing demand for deferred annuity and unit-linked products, combined with the launch of new high net worth products in 2009. Non-life premiums also increased through improved sales on medical, accident and health, and general liability products.

Movement in present value of in-force business increased as a result of higher new business production and growth in projected fee income on unit-linked funds.

7. Loan impairment charges and other credit risk provisions

Figures in HK$m	2009	2008

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	5,504	4,243
Releases	(1,135)	(523)
Recoveries	(188)	(169)
	4,181	3,551
- Net charge for collectively assessed
impairment allowances	6,498	6,542
	10,679	10,093

Net charge for other credit risk provisions	556	1,907

Net charge for loan impairment and
other credit risk provisions	11,235	12,000

The net charge for loan impairment and other credit risk provisions decreased by HK$765 million, or
6.4 per cent comparing to 2008.
Included in the net charge for other credit risk provisions was an impairment charge of HK$365 million against available-for-sale debt securities in 2009 (2008: HK$2,006 million). There were no impairment losses or provisions against held-to-maturity investments.

The charge for individually assessed allowances increased HK$630 million, with higher impairment charges from the Private Equity business, India and Bahrain, where corporate customers were adversely affected by deteriorating economic conditions. Hong Kong reported lower impairment charges and higher releases in 2009, mainly driven by a gradual improvement in the credit environment.

The net charge for collectively assessed impairment allowances declined marginally (HK$44 million), through lower provision charges against commercial customers and higher allowance releases, offset by rising impairment against credit cards and other unsecured personal lending. In Hong Kong, lower provisions were a result of a gradual improvement in local credit conditions, supported by ongoing recovery efforts throughout the year. Conversely, India experienced increases in loss rates in both personal and commercial portfolios, with some improvements in the latter part of 2009.

8. Employee compensation and benefits

Figures in HK$m	2009	2008

Wages, salaries and other costs	20,367	20,117
Performance-related pay	6,147	6,126
Social security costs	698	549
Retirement benefit costs	1,373	1,340
	28,585	28,132

Staff numbers by region W

	At 31 December	At 31 December
	2009	2008

Hong Kong	26,192	27,755
Rest of Asia-Pacific	42,582	37,816
Total	68,774	65,571

W Full-time equivalent

Employee compensation and benefits are slightly increased as compared with 2008, up HK$453 million, or 1.6 per cent.

Wages, salaries and other costs increased HK$250 million due to higher staff numbers acquired through acquisition and organic investment across the region. 2009 included the first full year for IL&FS Investsmart (now HSBC InvestDirect India) which was acquired in late 2008, HSBC Malaysia Berhad which transferred into the group at the start of 2009 and Bank Ekonomi which was acquired in the first half of 2009. In addition, mainland China continued to hire new staff to support ongoing branch expansion. However, staff numbers in a number of countries and territories reduced in 2009.

Performance-related pay rose marginally by HK$21 million, reflecting a favourable business performance by Global Banking and Markets especially in Hong Kong, partially offset by lower performance-related pay in Personal Finance Services and Commercial Banking in 2009.

9. General and administrative expenses

Figures in HK$m	2009	2008

Premises and equipment
- Rental expenses	2,747	2,432
- Amortisation of prepaid operating lease
payments	58	59
- Other premises and equipment	3,192	3,068
	5,997	5,559

Marketing and advertising expenses	3,168	3,579

Other administrative expenses	10,368	11,128

Litigation and other provisions	(6)	424

	19,527	20,690

General and administrative expenses decreased year on year by HK$1,163 million, or 5.6 per cent.

Charges in respect of premises and equipment rose by HK$438 million, particularly in Hong Kong due to tenancy agreements being renewed at higher rates, more refurbishment projects and higher technology costs. Costs in mainland China also increased to support an expanding branch network.

Other administrative expenses declined HK$760 million, reflecting ongoing controls on overhead costs across the region, notably in Hong Kong and India. Marketing and advertising expenses decreased by HK$411 million primarily as a result of fewer promotional campaigns in 2009, although marketing activities increased in late 2009 as market sentiment improved. Litigation expenses reduced by HK$430 million due to lower charges in Australia and Singapore, together with a provision release in Hong Kong during 2009.

10. Share of profit in associates
and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank, less the amortisation of intangible assets arising on acquisition.

11. Tax expense

The tax expense in the consolidated income statement comprises:

Figures in HK$m	2009	2008

Current income tax
- Hong Kong profits tax	5,839	6,244
- Overseas taxation	6,175	6,194
Deferred taxation	(95)	272
	11,919	12,710

The effective rate of tax for 2009 was 19.1 per cent compared with 18.8 per cent in 2008.

12. Dividends

	2009		2008
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
- In respect of the previous financial year,
approved and paid during the year	1.24	11,170	0.72	6,500
- In respect of the current financial year	1.95	17,670	2.22	20,000
	3.19	28,840	2.94	26,500

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2009 of HK$8,850 million (HK$0.98 per ordinary share).

13. Advances to customers

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross advances to customers	1,364,924	1,297,103

Impairment allowances
- Individually assessed	(8,088)	(5,033)
- Collectively assessed	(6,192)	(5,925)
	(14,280)	(10,958)
Net loans and advances to customers	1,350,644	1,286,145

Allowances as a percentage of gross advances
to customers:
- Individually assessed	0.59%	0.39%
- Collectively assessed	0.46%	0.46%
Total allowances	1.05%	0.85%

14. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2009	5,033	5,925	10,958
Amounts written off	(1,610)	(7,761)	(9,371)
Recoveries of advances written off in
previous years	188	1,102	1,290
Net charge to income statement (Note 7)	4,181	6,498	10,679
Unwinding of discount on loan impairment	(82)	(215)	(297)
Exchange and other adjustments	378	643	1,021

At 31 December 2009	8,088	6,192	14,280

15. Impaired advances to customers and allowances

The geographical information shown below, and in notes 16, 17 and 18, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

		Rest of

Figures in HK$m

	Hong Kong	Asia-Pacific	Total

Year ended 31 December 2009

Impairment allowance charge	3,487	7,192	10,679

At 31 December 2009

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,358	9,838	16,196

Individually assessed allowances	(3,724)	(4,364)	(8,088)
	2,634	5,474	8,108

Individually assessed allowances as a
percentage of gross impaired advances	58.6%	44.4%	49.9%

Gross impaired advances as a percentage
of gross advances to customers	0.8%	1.6%	1.2%

		Rest of

Figures in HK$m

	Hong Kong	Asia-Pacific	Total

Year ended 31 December 2008

Impairment allowance charge	4,210	5,883	10,093

At 31 December 2008

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,601	6,479	13,080

Individually assessed allowances	(3,108)	(1,925)	(5,033)
	3,493	4,554	8,047

Individually assessed allowances as a
percentage of gross impaired advances	47.1%	29.7%	38.5%

Gross impaired advances as a percentage
of gross advances to customers	0.9%	1.2%	1.0%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

16. Overdue advances to customers
		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	583	2,728	3,311

- more than six months but not more than one year	1,206	1,888	3,094

- more than one year	1,963	2,865	4,828
	3,752	7,481	11,233

Overdue advances to customers as a
percentage of gross advances to
customers:

- more than three months but not more than six months	0.1%	0.4%	0.2%

- more than six months but not more than one year	0.1%	0.3%	0.2%

- more than one year	0.3%	0.5%	0.4%
	0.5%	1.2%	0.8%

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Gross advances to customers that have
been overdue with respect to either
principal or interest for periods of:

- more than three months but not more than six months	1,059	2,559	3,618

- more than six months but not more than one year	603	859	1,462

- more than one year	881	1,613	2,494
	2,543	5,031	7,574

Overdue advances to customers as a
percentage of gross advances to
customers:

- more than three months but not more than six months	0.1%	0.5%	0.3%

- more than six months but not more than one year	0.1%	0.2%	0.1%

- more than one year	0.1%	0.3%	0.2%
	0.3%	1.0%	0.6%

As at 31 December 2009 and 31 December 2008, there were no advances to banks and other financial institutions that were overdue for more than three months.

17. Rescheduled advances to customers

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Rescheduled advances to customers	2,379	2,671	5,050

Rescheduled advances to customers as a
percentage of gross advances to
customers	0.3	0.4	0.4%

At 31 December 2008

Rescheduled advances to customers	1,688	1,472	3,160

Rescheduled advances to customers as a
percentage of gross advances to
customers	0.2%	0.3%	0.2%

As at 31 December 2009 and 31 December 2008, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances to customers are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in 'Overdue advances to customers' (Note 16).

18. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks

Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Residential mortgages	244,328	169,016	413,344

Hong Kong SAR Government’s Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	26,801	-	26,801

Credit card advances	35,545	31,654	67,199

Other personal	41,384	35,550	76,934
Total personal	348,058	236,220	584,278

Commercial, industrial and
international trade	137,461	219,631	357,092

Commercial real estate	105,404	50,131	155,535

Other property-related lending	78,028	30,030	108,058

Government	3,416	4,615	8,031

Other commercial	56,821	55,312	112,133
Total corporate and commercial	381,130	359,719	740,849

Non-bank financial institutions	19,088	17,976	37,064

Settlement accounts	2,437	296	2,733
Total financial	21,525	18,272	39,797

Gross advances to customers	750,713	614,211	1,364,924

Impairment allowances	(6,136)	(8,144)	(14,280)

Net advances to customers	744,577	606,067	1,350,644

Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2008

Residential mortgages	223,066	118,737	341,803

Hong Kong SAR Government’s Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,086	-	30,086

Credit card advances	36,255	25,120	61,375

Other personal	41,267	37,255	78,522
Total personal	330,674	181,112	511,786

Commercial, industrial and
international trade	156,438	203,259	359,697

Commercial real estate	109,266	50,787	160,053

Other property-related lending	78,757	21,653	100,410

Government	7,367	4,386	11,753

Other commercial	50,540	52,607	103,147
Total corporate and commercial	402,368	332,692	735,060

Non-bank financial institutions	18,617	29,870	48,487

Settlement accounts	1,651	119	1,770
Total financial	20,268	29,989	50,257

Gross advances to customers	753,310	543,793	1,297,103

Impairment allowances	(5,568)	(5,390)	(10,958)

Net advances to customers	747,742	538,403	1,286,145

Net advances in Hong Kong decreased by HK$3.2 billion, or 0.4 per cent, since the end of 2008. The decline was largely attributable to a drop in corporate and commercial lending (down HK$21.2 billion), with decreases noted in commercial, industrial and international trade and commercial real estate sectors. The decrease was partly offset by an increase in advances to personal customers, which increased by HK$17.4 billion, or 5.3 per cent, largely attributable to an increase in residential mortgages as the property market became more active in 2009.

In the Rest of Asia-Pacific, net advances to customers increased by HK$67.7 billion, or 12.6 per cent, mainly due to the inclusion of HSBC Bank Malaysia Berhad and the acquisition of Bank Ekonomi in Indonesia. Excluding these new subsidiaries, net advances to customers dropped by HK$4.4 billion, or 0.8 per cent. Decreases were noted in corporate and commercial lending (down HK$9.3 billion), financials (down HK$12.2 billion), and other personal lending (down HK$8.9 billion), partly offset by an increase in residential mortgages (up HK$27.5 billion), notably in Australia (with strong underlying growth, coupled with appreciation in underlying currency) and Singapore.
19
.
Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross advances to customers for use in
Hong Kong

Industrial, commercial and financial
Property development	50,034	55,646
Property investment	144,396	139,174
Financial concerns	9,442	9,417
Stockbrokers	1,155	744
Wholesale and retail trade	46,145	51,580
Manufacturing	27,318	31,811
Transport and transport equipment	21,543	29,026
Recreational activities	330	55
Information technology	5,336	4,189
Others	49,963	49,562
	355,662	371,204

Individuals
Advances for the purchase of flats under the
Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme	26,801	30,086
Advances for the purchase of other
residential properties	217,626	198,982
Credit card advances	35,545	36,255
Others	32,641	34,232
	312,613	299,555
19
.
Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')
(continued)

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Gross advances to customers for use in
Hong Kong	668,275	670,759
Trade finance	54,015	64,758

Gross advances to customers for use outside Hong
Kong made by branches of the Bank and subsidiary
companies in Hong Kong	28,423	17,793

Gross advances to customers made by branches of
the Bank and subsidiary companies in Hong Kong	750,713	753,310

Gross advances to customers made by branches of
the Bank and subsidiary companies outside Hong Kong	614,211	543,793

Gross advances to customers	1,364,924	1,297,103

20. Cross-border exposure

The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

Banks and
other		Public
financial		sector
Figures in HK$m	institutions	entities	Other	Total

At 31 December 2009

Americas
United States	124,438	89,352	48,777	262,567
Other	20,249	10,595	45,805	76,649
	144,687	99,947	94,582	339,216

Europe
United Kingdom	228,935	854	13,247	243,036
Other	182,577	50,833	19,040	252,450
	411,512	51,687	32,287	495,486

Asia-Pacific excluding Hong Kong	197,633	92,634	178,339	468,606

At 31 December 2008

Americas
United States	96,870	122,594	48,225	267,689
Other	24,459	4,171	82,817	111,447
	121,329	126,765	131,042	379,136

Europe
United Kingdom	349,284	575	28,651	378,510
Other	221,598	8,571	62,754	292,923
	570,882	9,146	91,405	671,433

Asia-Pacific excluding Hong Kong	158,481	168,458	167,597	494,536

21. Customer accounts

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Current accounts	536,350	408,891
Savings accounts	1,591,351	1,172,406
Other deposit accounts	816,838	994,787
	2,944,539	2,576,084

Customer accounts increased by HK$368.5 billion (14.3 per cent) compared with the end of 2008.

In Hong Kong, customer accounts increased by HK$193.8 billion, or 10.8 per cent, through growth in current accounts, partially offset by lower savings and deposit accounts. Despite the low interest rate environment, customer accounts continued to grow, reflecting a preference for holding liquid deposits for future investment opportunities.

In the Rest of Asia-Pacific, customer accounts were HK$177.1 billion (22.6 per cent) higher, with increased balances in all customer groups. Excluding HSBC Bank Malaysia Berhad and Bank Ekonomi, customer accounts increased 7.8 per cent. In India, the increase was attributable to rising current account balances from foreign institutional investors and higher foreign currency deposits. Meanwhile, ongoing branch expansion in mainland China contributed to growing deposits.

The group's advances-to-deposits ratio decreased to 45.9 per cent at 31 December 2009, from 49.9 per cent at 31 December 2008.

22. Business combinations

HSBC made the following acquisitions of subsidiaries or business operations in 2009, which were accounted for using the purchase method:

On 2 January 2009, HSBC Bank Malaysia Berhad was transferred to The Hongkong and Shanghai Banking Corporation Limited from another Group entity. The transfer was made at net asset value with no resulting goodwill. HSBC Bank Malaysia Berhad contributed HK$1,601 million to the net profit of the group during 2009.

On 22 May 2009, the group completed the acquisition of 88.9 per cent of PT Bank Ekonomi Raharja Tbk ('Bank Ekonomi') in Indonesia for a cash consideration of US$608 million, paid in US dollars and directly attributable cost of US$4 million. Goodwill was measured at HK$3,671 million.

Following acquisition of the initial stake, the group was required under Indonesian law to make a mandatory tender offer for a further holding of up to 10.1 per cent. The group completed the mandatory tender offer on 23 July 2009 resulting in an additional 10.1 per cent being acquired for a cash consideration of approximately US$71.6 million taking the group's shareholding in Bank Ekonomi to 99.0 per cent. Goodwill was increased by HK$468 million. As a result of the outcome of the mandatory tender offer, the cash consideration for the acquisition of the 88.9 per cent was subsequently adjusted to US$602 million in accordance with the mandatory tender offer agreement.

At the date of acquisition, the group recognised the following assets and liabilities: Cash and short-term funds and placings with banks HK$4,865 million; Advances to customers HK$5,913 million; Amounts due from HSBC Group companies HK$1,786 million; Financial investments HK$1,129 million; Other assets HK$521 million; Customer deposits HK$13,214 million; Other liabilities HK$297 million; and Intangible assets of HK$451 million. As Bank Ekonomi did not prepare financial statements under HKFRSs, it is impracticable to determine what the carrying amounts of the assets and liabilities would have been under HKFRSs immediately prior to the acquisition. Since the date of acquisition, Bank Ekonomi has contributed HK$265 million to the net profit of the group.

23. Disclosure for selected exposures

a          Holdings of asset-backed securities

The group has holdings of asset-backed securities (ABSs), including those represented by mortgage-backed securities (MBSs) and by collateralised debt obligations (CDOs). The table below shows the group's exposure to ABSs issued by entities that are not consolidated by any HSBC Group entities. The carrying amounts of these exposures are measured at fair value.
Figures in HK$m	Gross principal W	CDS gross protection WW	Net principal exposure WWW	Carrying amount WWWW
At 31 December 2009
Sub-prime residential mortgage - related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	54	-	54	45
- rated C to A	562	-	562	74
	616	-	616	119
US government - sponsored enterprises' mortgage - related assets:
MBSs
- high grade (AA or AAA rated)	4,071	-	4,071	4,071

Other residential mortgage-related assets :
MBSs
- high grade (AA or AAA rated)	3,366	-	3,366	3,142
- rated C to A	1	-	1	1
- not publicly rated	8	-	8	8
	3,375	-	3,375	3,151
Commercial property mortgage - related assets:
MBSs
- high grade (AA or AAA rated)	705	-	705	636
- rated C to A	785	-	785	140
	1,490	-	1,490	776
Leveraged finance-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	145	-	145	127

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	1,515	-	1,515	1,508

Other assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	955	-	955	935
- rated C to A	249	(190)	59	18
	1,204	(190)	1,014	953
	12,416	(190)	12,226	10,705

Figures in HK$m	Gross principal W	CDS gross protection WW	Net principal exposure WWW	Carrying amount WWWW
At 31 December 2008
Sub-prime residential mortgage - related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	1,192	-	1,192	411
- rated C to A	2,439	-	2,439	36
	3,631	-	3,631	447

US government - sponsored enterprises' mortgage - related assets:
MBSs
- high grade (AA or AAA rated)	6,092	-	6,092	6,116

Other residential mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	4,770	-	4,770	4,266
- not publicly rated	13	-	13	-
	4,783	-	4,783	4,266
Commercial property mortgage - related assets:
MBSs
- high grade (AA or AAA rated)	603	-	603	595
- rated C to A	25	-	25	25
- not publicly rated	3	-	3	-
	631	-	631	620
Leveraged finance-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	152	-	152	91

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,037	-	2,037	1,934
- not publicly rated	7	-	7	-
	2,044	-	2,044	1,934

Other assets:
ABS and ABS CDOs
- high grade (AA or AAA rated)	1,168	-	1,168	1,116
- rated C to A	1,360	(1,352)	8	1
- not publicly rated	280	(232)	48	-
	2,808	(1,584)	1,224	1,117

	20,141	(1,584)	18,557	14,591

The table below shows the geographical distribution of the group's exposures to ABSs shown above.

	At 31 December 2009
Figures in HK$m	Gross principal W	CDS gross protection WW	Net principal exposure WWW	Carrying amount WWWW
US	7,249	-	7,249	5,982
UK	1,105	-	1,105	918
Rest of the world	4,062	(190)	3,872	3,805
	12,416	(190)	12,226	10,705

	At 31 December 2008
Figures in HK$m	Gross principal W	CDS gross protection WW	Net principal exposure WWW	Carrying amount WWWW
US	11,962	-	11,962	8,539
UK	1,463	-	1,463	1,022
Rest of the world	6,716	(1,584)	5,132	5,030
	20,141	(1,584)	18,557	14,591

W

The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
WW

A CDS is a credit default swap. CDS protection principal is the gross principal of the underlying instrument that is protected by CDSs.
WWW

Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
WWWW

Carrying amount of the net principal exposure.

b          Exposure to derivative transactions entered into with monoline insurers

The group's principal exposure to monoline insurers is through a number of derivative transactions, primarily CDSs.

The table below sets out the fair value of the monoline derivative contracts at 31 December 2009, and hence the amount at risk, based on 31 December 2009 security prices, if the protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The 'credit risk adjustment' column indicates the valuation adjustment taken against the mark-to-market exposures, and reflects the estimated deterioration in creditworthiness of a monoline insurer during 2008. This adjustment was charged to the income statement in 2008.

Figures in HK$m	Notional amount	Net exposure before credit risk adjustment W	Credit risk adjustment WW	Net exposure after credit risk adjustment
At 31 December 2009
Derivative transactions with monoline insurers
- Investment grade	190	-	-	-

At 31 December 2008
Derivative transactions with monoline insurers
- Investment grade	1,352	31	(3)	28

W

Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.
WW

Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the creditworthiness of the counterparty.

c          Special purpose entities (SPEs) consolidated by fellow HSBC Group companies.

The group holds commercial paper and medium-term notes issued by SPEs that have been established and are consolidated by other entities within the HSBC Group. The table below shows the group's holdings of such instruments. The carrying amounts of these instruments are measured at fair value.

	At 31 December 2009		At 31 December 2008
Figures in HK$m	Gross principal	Carrying amount	Gross principal	Carrying amount
Medium-term notes
- AAA rated	-	-	16,085	15,423

Commercial paper
- A1 / A1+ rated	-	-	57,137	57,129

	-	-	73,222	72,552

d          Leveraged finance transactions

Leveraged finance commitments held by the group were HK$712 million at 31 December 2009 (2008: HK$287 million), of which HK$545 million (2008: HK$190 million) was funded.

e          Other involvement with SPEs

The group enters into certain transactions with customers in the ordinary course of business that involve the establishment of SPEs. The purposes for which the SPEs are established include facilitating the raising of funding for customers' business activities or to effect a lease. The use of SPEs is not a significant part of the group's activities and the group is not reliant on SPEs for any material part of its business operations or profitability.

24. Contingent liabilities, commitments and derivatives

a          Off-balance sheet contingent liabilities and commitments

	At 31 December	At 31 December
Figures in HK$m	2009	2008

Contingent liabilities and financial guarantee contracts
- Guarantees and irrevocable letters of credit pledged as collateral security	142,469	143,797
- Other contingent liabilities	191	165
	142,660	143,962

Commitments
- Documentary credits and short-term trade-related transactions	32,079	30,874
- Forward asset purchases and forward forward deposits placed	1,308	1,369
- Undrawn formal standby facilities, credit lines and other commitments to lend	1,102,088	1,118,360
	1,135,475	1,150,603

The above table discloses the nominal principal amounts of third-party off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts. Contingent liabilities and commitments are mainly credit-related instruments that include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b          Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments that the group could be required to make at 31 December 2009, were as follows:

	At 31 December 2009		At 31 December 2008
Figures in HK$m	Guarantees in favour of third parties	Guarantees by the group in favour of other HSBC group entities	Guarantees in favour of third parties	Guarantees by the group in favour of other HSBC group entities

Guarantee type
Financial guarantee contracts W	20,561	1,213	21,093	1,952
Standby letters of credit that are financial guarantee contracts WW	15,670	44	21,424	28
Other direct credit substitutes WWW	27,260	8	26,565	20
Performance bonds WWWW	41,105	4,384	40,440	3,585
Bid bonds WWWW	1,454	233	1,207	157
Standby letters of credit related to particular transactions WWWW	3,699	7	2,481	37
Other transaction-related guarantees WWWW	25,521	4,055	23,438	3,494
	135,270	9,944	136,648	9,273
W

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.
WW

Standby letters of credit that are financial guarantee contracts are irrevocable obligations on the part of the group to pay third parties when customers fail to make payments when due.
WWW

Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.
W
WWW

Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on the group to make payment depends on the outcome of a future event.

The amounts disclosed in the above table reflect the group's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.
c

Contingencies

The group is named in and defending legal actions in a number of jurisdictions, including Hong Kong, arising out of its normal business operations. None of the actions is regarded as material litigation, and none is expected to result in a significant adverse effect on the financial position of the group, either collectively or individually. Management believes that adequate provisions have been made in respect of such litigation.

25. Foreign exchange exposure
Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities. Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures that exceeded 10 per cent of the total net structural exposure in all foreign currencies:

Figures in HK$m	Net structural position

At 31 December 2009

Chinese renminbi	108,347
Indian rupee	25,073
Korean won	11,146

At 31 December 2008

Chinese renminbi	83,819
Indian rupee	21,339
Korean won	9,802

The group had the following non-structural foreign currency positions that exceeded 10 per cent of the group's net non-structural positions in all foreign currencies:

	United States	Singapore	Brunei	Chinese
Figures in HK$m	dollars	dollars	dollars	renminbi

At 31 December 2009

Spot assets	3,053,837	247,020	84,729	109,807
Spot liabilities	(3,010,444)	(311,720)	(27,308)	(92,862)
Forward purchases	2,560,540	189,887	170	342,940
Forward sales	(2,632,313)	(120,564)	(62,207)	(361,662)
Net options positions	13,870	-	-	-
	(14,510)	4,623	(4,616)	(1,777)

At 31 December 2008

Spot assets	2,947,677	113,295	73,565	97,229
Spot liabilities	(2,922,971)	(168,458)	(26,390)	(77,588)
Forward purchases	3,127,618	292,172	131	406,545
Forward sales	(3,160,163)	(234,203)	(50,115)	(428,163)
Net options positions	19,173	(12)	-	-
	11,334	2,794	(2,809)	(1,977)

26. Capital adequacy

The following table shows the capital adequacy ratio and the components of the capital base contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by The Hongkong and Shanghai Banking Corporation Limited on a consolidated basis that is specified by the HKMA under the requirement of section 98(2) of the Banking Ordinance.

Effective 1 January 2008, the group adopted the foundation internal ratings-based approach and internal ratings-based (securitisation) approach to determine credit risk. It also used the standardised (operational risk) approach and standardised (market risk) approach to calculate its operational risk and market risk respectively. An internal models approach was adopted for calculating general market risk, while a separate model is used for calculating the market risk relating to equity options.

From 1 January 2009, the group migrated to the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. As a result of the change in approach used to determine credit risk for the non-securitisation exposures, the numbers for 2008 are not strictly comparable. From 30 March 2009, the group adopted an internal models approach to calculate its market risk in respect of specific risk for the interest rate risk category. Apart from these, there are no change in the approaches used to calculate credit risk for securitisation exposures, operational risk and market risk for other risk categories.

There is no relevant capital shortfall in any of the group's subsidiaries that is not included in its consolidation group for regulatory purposes.

Figures in HK$m	2009	2008

Composition of capital
Core capital:
Paid-up ordinary share capital	21,040	21,040
Paid-up irredeemable non-cumulative preference shares	51,590	51,561
Published reserves	113,618	84,262
Profit and loss account	16,852	19,953
Minority interests W	18,902	16,087
Less: Deduction from core capital	(19,682)	(14,457)
Less: 50% of total amount of deductible items (@50%) WW	(35,099)	(32,212)
Total core capital	167,221	146,234

Supplementary capital:
Property revaluation reserves WWW	6,742	6,655
Available-for-sale investments revaluation reserves WWWW	3,961	2,881
Unrealised fair value gains from financial instruments designated at fair value through profit or loss	34	1
Regulatory reserve WWWWW	937	723
Collective provisions WWWWW	858	908
Surplus provisions WWWWWW	2,686	2,904
Perpetual subordinated debt	9,393	9,410
Paid-up irredeemable cumulative preference shares	16,517	16,508
Term subordinated debt	14,406	11,786
Paid-up term preference shares	32,956	24,800
Less: 50% of total amount of deductible items (@50%) WW	(35,099)	(32,212)
Total supplementary capital	53,391	44,364
Capital base	220,612	190,598

Total deductible items WW	70,198	64,424

W	After deduction of minority interests in unconsolidated subsidiary companies.
WW	Total deductible items are deducted from institution's core capital and supplementary capital.
WWW	Includes the revaluation surplus on investment properties that is reported as part of retained profits.
WWWW	Includes adjustments made in accordance with guidelines issued by the HKMA.
WWWWW
Total regulatory reserve and collective provisions are apportioned between the standardised approach and internal ratings
-
based approach in accordance with guidelines issued by the HKMA. Those apportioned to the standardised approach are included in the supplementary capital. Those apportioned to the internal ratings
-
based approach are excluded from the supplementary capital.

WWWWWW
Surplus provisions represent the excess of the total eligible provisions over the total expected loss amount. Surplus provisions are applicable to non
-
securitisation exposures calculated by using the internal ratings
-
based approach.

The capital ratios on a consolidated basis calculated in accordance with the rules are as follows:

	2009	2008

Capital adequacy ratio	16.1%	13.4%

Core capital ratio	12.2%	10.3%

27. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25 per cent, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies that are Authorised Institutions under the Banking Ordinance in Hong Kong.

	2009	2008

The average liquidity ratio for the
year was as follows:

Hong Kong branches of the bank	50.4%	51.2%

28. Property revaluation

The group's premises and investment properties were revalued as at 30 November 2009 and updated for any material changes as at 31 December 2009. The basis of valuation was open market value or depreciated replacement cost.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 94 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 12 other countries and territories, which represent six per cent by value of the group's properties, were valued by different independent professionally qualified valuers.

The November property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2009, resulted in an increase in the group's revaluation reserves of HK$470 million, net of deferred taxation of HK$73 million and minority interests of HK$265 million, and a credit to the income statement of HK$119 million. Of the HK$119 million credit to the income statement, HK$262 million represents the surplus on the revaluation of investment properties and HK$143 million relates to revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost or surrender value, or when newly acquired premises had existing revaluation losses.

29. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2008, as disclosed in the Annual Report and Accounts for 2008 with the exception set out below.

Amendments to HKFRS 7 'Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments.' The amendments introduce a three level fair value hierarchy, which reflects the availability of observable market inputs when estimating fair values and clarifies the quantitative disclosures about the liquidity risk associated with financial instruments. The adoption of the amendment has no effect on the results reported in the consolidated financial statements.

HKFRS 8 'Operating Segments' ('HKFRS 8'), which replaced HKAS 14 'Operating Segments'. HKFRS 8 requires an entity to disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. The group's operating segments are organised into two geographical regions, Hong Kong and Rest of Asia-Pacific. Due to the nature of the group its chief operating decision-maker regularly reviews operating activity on a number of bases, including by geography, by customer group and by retail and global businesses. The group's HKFRS 8 operating segments were determined to be geographical segments because the chief operating decision-maker uses information on geographical segments in order to make decisions about allocating resources and assessing performance. The group's chief operating decision-maker was determined to be the Executive Committee.

HKFRS 8 requires segment financial information to be reported using the same measures reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the operating segments and assessing their performance. Information provided to the chief operating decision-maker of the group to make decisions about allocating resources and assessing performance of operating segments is measured in accordance with HKFRSs.

HKAS 1 (Revised 2007) 'Presentation of Financial Statements'. The revised standard aims to improve users' ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported in the consolidated financial statements. It does, however, result in certain presentational changes in the consolidated financial statements, including:
-
the presentation of all items of income and expenditure in two financial statements, the   Consolidated income statement' and the 'Consolidated statement of comprehensive income';
-
the presentation of the 'Consolidated statement of changes in equity' as a financial statement, which replaces the 'Reserves' note on the financial statements.

In addition, the group also adopted a number of HKFRSs or amendments to HKFRSs which had an insignificant effect on the consolidated financial statements.

30. Events after the balance sheet date

On 19 January 2010, the group, through its subsidiary, HSBC Insurance (Asia-Pacific) Holdings Limited, increased its shareholding in Bao Viet Holdings to 18 per cent from 10 per cent through the purchase of additional shares for a cash consideration of VND1.88 trillion (or approximately US$101.8 million). Bao Viet Holdings will be accounted for as an associate with effect from 19 January 2010.

31. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.
Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2009, which were approved by the Board of Directors on 1 March 2010 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 1 March 2010. The Annual Report and Accounts for the year ended 31 December 2009, which include the financial statements, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website:
www.hsbc.com.hk
. A further press release will be issued to announce the availability of this information.

32. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:
      David Hall                     Telephone no: + 852 2822 1133
                                          Gareth Hewett              Telephone no: + 852 2822 4929
                                          Richard Beck               Telephone no: + 44 20 7991 0633
                                          Patrick McGuinness    Telephone no: + 44 20 7991 0111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 01 March 2010